1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date May 25, 2004	By	/s/ Liu Qiang
Name: Liu Qiang
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT

The Board is pleased to announce that on 24 May 2004, the Company entered into the non-binding Framework Agreement with CVRD in relation to the establishment of the Joint Venture Company in Brazil. Subject to and conditional upon the satisfaction of a number of conditions, the Company and CVRD agreed to study the feasibility of the construction of ABC Refinery, a greenfield refinery for the purpose of producing alumina in Barcarena, State of Par‡, Brazil. It is intended that ABC Refinery will be owned by the Joint Venture Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board of directors (the “Board”) of Aluminum Corporation of China Limited (the “Company”) is pleased to announce that on 24 May 2004, the Company entered into a non-binding framework agreement (the “Framework Agreement”) with Companhia Vale do Rio Doce (“CVRD”), a corporation duly organized and existing under the laws of the Federative Republic of Brazil, for the establishment of a joint venture company in Brazil (the “Joint Venture Company”). CVRD is not a connected person (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”)) of the Company. The Framework Agreement marks the entering into of a brand new cooperation between the two companies.

Subject to and conditional upon the satisfaction of a number of conditions precedent, the Company and CVRD agreed to study the feasibility of the construction of a greenfield refinery for the purpose of producing alumina (“ABC Refinery”) in Barcarena, State of Par‡, Brazil, adjacent to the existing facilities of Alunorte - Alumina do Norte do Brasil. It is intended that ABC Refinery will be owned by the Joint Venture Company and shall be established as a first class alumina refinery with high competitiveness globally. It is further intended that the alumina capacity of the initial phase of ABC Refinery will be 1,800,000 tonnes per year and may reach a final capacity of 7,200,000 tonnes per year by gradual expansions.

The proposed development of the ABC Refinery will involve a series of related transactions involving mining, transportation, shipping and port developments. The total investment for the initial phase of the proposed project is estimated to be US$1 billion (equivalent to approximately HK$7.78 billion or RMB8.28 billion). The initial phase of the proposed project is expected to be completed and put into operation in 2007.

The cooperation between the two parties has closely combined the alumina market in China and the bauxite reserves in Brazil, which can help satisfy China’s increasing demand for alumina and further upgrade the cooperation level between China and Brazil in terms of trade.

The Company, the largest company in China engaged in bauxite, alumina and aluminum activities, is interested in expanding its operations internationally to secure alumina supplies for the growing demand in China. CVRD, one of the world’s largest diversified mining companies, is interested in expanding its investment in the alumina sector through substantially strategic investment in order to establish long-term joint venture partnerships.

The Framework Agreement is subject to a number of conditions precedent, and the Board will make appropriate announcement when all the conditions precedent have been satisfied and will keep the market informed of the development with regard to the proposed project with CVRD in accordance with the requirements of the Listing Rules.

The Board confirms that save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises Guo Shengkun, Xiong Weiping, Liang Zhongxiu, Yin Yufu, Wu Weicheng, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton and Wang Dianzuo.

Made by the order of the Board of Aluminum Corporation of China Limited the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of Aluminum
Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 24 May 2004

*	For identification only.